VIA EDGAR

March 17, 2023

SRH Total Return Fund, Inc.

1700 Broadway

Suite 1850

Denver, Colorado 80290

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Christina DiAngelo Fettig, Division of Investment Management

RE:	SRH Total Return Fund, Inc. (the “Fund”); File No. 811-02328

Dear Ms. Fettig:

This letter responds to comments provided by you telephonically on February 21, 2023 regarding the Securities and Exchange Commission (“SEC”) Staff’s Sarbanes-Oxley (“SOX”) review of (i) the Fund’s November 30, 2022 annual report filed on Form N-CSR (“2022 Form N-CSR”); (ii) the Fund’s November 30, 2022 annual report filed on Form N-CEN (“2022 Form N-CEN”) and (iii) other related filings of the Fund. Capitalized terms not otherwise defined herein shall have the meanings given to them in the applicable filing.

Comment Relating to the 2022 Form N-CEN

1.	Staff Comment: Please confirm that the Fund’s response to Item c.14 in the Fund’s 2022 Form N-CEN should have indicated that the Fund’s administrator is an affiliated person of the Fund or its investment adviser(s).

Registrant’s Response: The Fund agrees and confirms that in future N-CEN filings, Item c.14 will indicate that the Fund’s administrator is an affiliated person of the Fund or its investment adviser(s).

Comment Relating to the Fund’s 19(a) Notices

2.	Staff Comment: Explain how the disclosure in the Fund’s 19(a) Notices found on its website meet condition II.A.2(b) of the Fund’s exemptive relief from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder (the “Exemptive Relief”).

Registrant’s Response: The Fund notes that the disclosure required by condition II.A.2(b) applies only to 19(a) Notices for which the Fund has distributed more than its income and net realized capital gains. After a review of its 19(a) Notices, the Fund agrees that the referenced disclosure was inadvertently not included in the Fund’s January 2022 and January 2023 19(a) Notices and confirms that it will ensure such disclosure is included in any future notices when applicable.

Comments Relating to the 2022 Form N-CSR

3.	Staff Comment: For the section titled “Section 19(a) Notices,” please discuss (i) whether this section meets the disclosure requirements set forth in the Exemptive Relief; (ii) why the disclosure in this section shows that distributions were paid from net investment income, realized capital gains, and return of capital, while the Fund’s financial statements show all distributions being paid from net income, and (iii) why the footnote on page 6 refers shareholders to the section titled “Section 19(a) Notices” for information regarding the classifications of the distributions rather than the financial statements.

Registrant’s Response: The Fund has provided responses to each part of the Staff’s comment below:

(i) The Fund confirms that it will update the information contained in the section titled “Section 19(a) Notices” to include the disclosures of condition II.A.2 of the Exemptive Relief in future filings. The Fund respectfully notes that it had not understood the Exemptive Relief to require any additional disclosures to the information in this section, as the Exemptive Relief already requires several similar disclosures in shareholder reports, such as the information required on the inside front cover of the report, as well the requirement of that the Fund’s Section 19(a) Notices (which also contain the disclosures of condition II.A.2.) be filed together with the shareholder report on Form N-CSR. However, in context of the information provided in this section and the generality of the Exemptive Relief requirements, the Fund will revise its policies to ensure that the disclosures of condition II.A.2 are included in shareholder reports whenever the Fund’s managed distribution plan or distributions under the managed distribution plan is discussed.

(ii) Amounts listed in the section titled “Section 19(a) Notices” reflects the cumulative make-up of the distributions from the Fund’s 19(a) Notices for the fiscal year, which sets forth the Fund’s best estimate of its distribution sources at the time the distribution is made. The financial statements reflect the distributions’ composition following applicable tax adjustments made for annual reporting purposes.

(iii) The Fund believes it is appropriate to refer shareholders to the information in the section titled “Section 19(a) Notices” as such section provides information on the classifications of the distributions which are based on the Fund’s best estimate of its distribution sources at the time of distribution. The Fund believes this is preferable to referring shareholders to the sources listed in the financial statements as the semi-annual financial statements are not able to reflect the applicable tax adjustments of the distributions as such determinations are unable to be made until the end of the fiscal year.

4.	Staff Comment: Please confirm that the Fund is in compliance with the IRS diversification requirements in light of the fact that it appears that more than 50% of the Fund’s total assets are invested in issuers that each represent more than 5% of the value of the Fund’s total assets.

Registrant’s Response: The Fund confirms that it is in compliance with the IRS diversification requirements. Specifically, the Fund holds less than 50% of its assets in securities that constituted 5% or more of its assets immediately after the acquisition of such security. Certain securities represent 5% or more of the Fund’s assets as of November 30, 2022 solely due to market appreciation in such securities.

5.	Staff Comment: Within the senior securities information found in the financial highlights, the amounts set forth for under the items titled “Aggregate Amount Outstanding” and “Asset Coverage Per $1,000”, should be based on the gross amount of debt outstanding rather than the amount outstanding net of issuance expenses. Please refer to the minutes of the November 17, 2015 meeting of AICPA Investment Company Expert Panel for guidance on this topic.

Registrant’s Response: The Fund has reviewed the information provided and confirms that in future filings, the amounts presented for the referenced items will be based on the Fund’s gross debt outstanding rather than the amount outstanding net of issuance expenses.

6.	Staff Comment: With respect to the Fund’s financial highlights, please include the heading explanations required under Instruction 5 of Item 4.3 of Form N-2 in future filings.

Registrant’s Response: The Fund confirms that, in future filings, the disclosure will be revised accordingly to include the information required under Item 4, Instruction 5 of Form N-2.

7.	Staff Comment: Under Note 4 of the Notes to the Financial Statements, in future filings, please (i) describe the fee rates paid to the sub-adviser, absent any disclosure relief, and (ii) describe the fee rates paid to the administrator if it is a related party to the adviser.

Registrant’s Response: While the Fund respectfully believes that the current disclosure complies with the requirements of ASC 850-10-50-1, the Fund confirms that it will include disclosure on the fee rates paid to the sub-adviser and administrator in future filings on Form N-CSR.

8.	Staff Comment: Please note that Form N-CSR was recently updated to include Items 4(i) and 4(j). Please ensure that future filings include responses to these items and confirm that were not applicable for the 2022 Form N-CSR filing.

Registrant’s Response: The Fund confirms that it will include responses to the requested Items 4(i) and 4(j) in future Form N-CSR filings. The Fund also confirms that Items 4(i) and 4(j) were not applicable for the 2022 Form N-CSR filing.

9.	Staff Comment: In future filings, please ensure that the information disclosed under Item 8(a)(1) includes the date as of which the information is provided.

Registrant’s Response: The Fund confirms that it will include the date for which the information disclosed under Item 8(a)(1) is provided in future Form N-CSR filings.

Should you have any additional comments or concerns, please do not hesitate to call the undersigned at 720.212.8740.

Sincerely,

/s/ Chris Moore
Chris Moore

Cc:	Art Zwickel Joel Looney Jill Kerschen